UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of European Medical Oncology Poster Presentation

On September 15, 2021, 4D pharma plc (the “Company”) issued a press release to announce new biomarker analyses from two ongoing clinical trials of their lead immune-oncology single strain Live Biotherapeutic, MRx0518, in both neoadjuvant and refractory solid tumor settings, at the European Society for Medical Oncology (ESMO) Congress, September 16-21, 2021.

Highlights of the two ESMO 2021 poster presentations:

Baseline biomarkers associated with clinical benefit in patients with solid tumors refractory to immune checkpoint inhibitors (ICIs) treated with live biotherapeutic MRx0518 in combination with pembrolizumab.

Presentation Number: 1024P

●	Tumor biomarkers were assessed in patients with evaluable baseline samples (N = 12) in the ongoing Phase I/II study of MRx0518 in combination with anti-PD-1 immune checkpoint inhibitor (ICI) Keytruda® (pembrolizumab).

●	At baseline, patients who achieved complete response, partial response or stable disease for at least six months (collectively ‘responders’, N=4) from the combination of MRx0518 with Keytruda® (pembrolizumab) had significantly greater densities of CD3+FOXP3+CD8- regulatory T cells (Tregs) and CD3+KI67+ proliferating T cells in tumors at baseline, compared to patients with progressive disease (PD, N=8), p=0.0381 and p=0.0048, respectively.

●	In addition, significantly lower densities of CD68+ macrophages at baseline were observed in the tumor microenvironment of responders compared to patients with progressive disease, p=0.0303.

These data indicate the potential for MRx0518 to overcome Treg-mediated acquired resistance to cancer treatment, and presents a biomarker potentially able to identify patients most likely to respond to immunotherapy based on MRx0518. Further tumor sample analysis is ongoing for additional patients recruited into the study.

Neoadjuvant MRx0518 treatment is associated with significant gene and metagene signature changes in solid tumours.

Presentation Number: 543P

●	Gene expression profiling of paired tumor samples pre- and post-MRx0518 monotherapy across multiple solid tumor types (N=15) showed that treatment with MRx0518 for two to four weeks was associated with anti-tumor immune activity including antigen presentation, innate immune processes, and interferon response.

●	Analysis of paired tumor samples also identified significant increases in mast cells, Th1, CD8+ T cell, neutrophil, endothelial cell and inflammatory chemokine metagene signatures following MRx0518 monotherapy.

●	Effects were particularly pronounced in the cohort of breast cancer patients (N=7), with significant increases observed in total and activated dendritic cells, CD8+ T cells and cytotoxic cells in the tumor micro-environment.

●	Functional metagene analysis also identified positive changes in prognostic indicators and metagene signatures predictive of immunotherapy response in patients with breast cancer, including inflammatory chemokines, cytotoxicity, lymphoid scores, and the Tumor Inflammation Signature (TIS)1 - demonstrated to retrospectively predict clinical benefit of anti-PD-(L)1 ICI therapy efficacy in various cancer types.

The immune biomarker data from this study of MRx0518, as a monotherapy dosed over a short period of just two to four weeks, demonstrates the potent activity of this oral Live Biotherapeutic directly on the human immune system, and the positive implications for clinical outcomes. This study is being conducted in collaboration with Imperial College London.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: September 23, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated September 17, 2021.